04015858

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004

SEC FILE NUMBER
8-40711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hoak Breedlove Wesneski & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Galleria Tower, 13355 Noel Rd., Suite 1650
(No. and Street)

Dallas	Texas	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward R. Anderson — (972) 702-7954
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward R. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hoak Breedlove Wesneski & Co., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President
Finance & Administration
Title

JANET BARRAGAN
MY COMMISSION EXPIRES
November 20, 2004

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HOAK BREEDLOVE WESNESKI & CO.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

HOAK BREEDLOVE WESNESKI & CO.

CONTENTS

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Hoak Breedlove Wesneski & Co.

We have audited the accompanying statement of financial condition of Hoak Breedlove Wesneski & Co., as of December 31, 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hoak Breedlove Wesneski & Co., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has incurred significant operating losses and has net assets of $185,955. Also the Company is

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS • CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL

financially obligated to its Parent for certain services and overhead. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
January 21, 2004

HOAK BREEDLOVE WESNESKI & CO.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$	75,919
Receivables, net of allowance for doubtful accounts of $3,934		722,600
Other assets		21,012
Total Assets	$	819,531

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	633,576
Total liabilities		633,576
Stockholder's equity		
Common stock, $0.10 par value; authorized, 1,000,000 non-voting shares and 9,000,000 voting shares; issued and outstanding, 200,000 non-voting shares and 9,000,000 voting shares		920,000
Additional paid-in capital		13,379,432
Retained earnings (deficit)		(14,113,477)
Total stockholders'		185,955
Total Liabilities and Stockholder's Equity	$	819,531

The accompanying notes are an integral part of these financial statements.

HOAK BREEDLOVE WESNESKI & CO.
Statement of Income
For the Year Ended December 31, 2003

Revenues	
Investment banking	$ 2,845,702
Interest and dividends	2,041
Other	4,692
	2,852,435
Expenses	
Employee compensation and benefits	50,000
Communications	4,771
Occupancy and equipment costs	793
Promotional	25,118
Other	2,437,271
	2,517,953
Net income	$ 334,482

The accompanying notes are an integral part of these financial statements.

HOAK BREEDLOVE WESNESKI & CO.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at January 1, 2003	9,200,000	$ 920,000	$13,629,672	$(14,447,959)	$ 101,713
Dividends			(250,240)		(250,240)
Net income	--	--	--	334,482	334,482
Balances at December 31, 2003	9,200,000	$ 920,000	$13,379,432	$(14,113,477)	$185,955

The accompanying notes are an integral part of these financial statements.

HOAK BREEDLOVE WESNESKI & CO.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2003

Balance at January 1, 2003	$ --
Increases	--
Decreases	--
Balance at December 31, 2003	$ --

The accompanying notes are an integral part of these financial statements.

HOAK BREEDLOVE WESNESKI & CO.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 334,482
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Increase in receivables	(708,566)
Decrease in other assets	13,475
Increase in accounts payable and accrued expenses	608,158
Net cash provided by operating activities	247,549
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Dividends	(250,240)
Net cash (used) by financing activities	(250,240)
Net decrease in cash and cash equivalents	(2,691)
Cash and cash equivalents at beginning of year	78,610
Cash and cash equivalents at end of year	$ 75,919

Supplemental Disclosures

Cash paid for:	
Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

HOAK BREEDLOVE WESNESKI & CO.
Notes to Financial Statements
December 31, 2003

Note 1 - Summary of Significant Accounting Policies

Hoak Breedlove Wesneski & Co. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC), is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company operates under (SEC) Rule 15c3-3(k)(2)(i) and is engaged primarily in the business of providing financial services, including consulting and investment banking. The Company is a wholly-owned subsidiary of HBW Holdings, Inc. (the "Parent"). The Company's customers are located throughout the United States.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues consist of retainer fees and success fees earned from corporate finance services. Corporation finance services provided relate to corporate consulting, private placements and mergers and acquisitions. Retainer fees are recognized in income when received if the Company has no performance obligation. Success fees are recognized in income upon closing of the transaction.

The Company expenses advertising costs as incurred. For the year ended December 31, 2003, advertising expense was approximately $1,473.

The Company accounts for income taxes under the asset and liability method required by Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Deferred income taxes are recognized for net operating loss carryforwards that are available to offset future taxable income, subject to a valuation allowance. The Company is included in the consolidated Federal income tax return filed by the Parent. For financial statement reporting purposes, income tax amounts are calculated as if the Company filed a separate return.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had a net capital deficit of approximately $(564,162) and net capital requirements of $42,260. See note 6 for additional information on the resolution of the net capital deficit.

Note 3 - Income Taxes

At December 31, 2003, the Company had a net operating loss carryforward of approximately $13,310,866 which may be offset against future taxable income. The operating loss carryforward expires between 2018 and 2022. The tax benefit of $4,925,000 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset December 31, 2002	Current Period Changes	Deferred Tax Asset December 31, 2003
Federal	$4,942,869	$(417,175)	$4,525,694
State	436,136	(36,810)	399,326
	5,379,005	(453,985)	4,925,020
Valuation allowance	(5,379,005)	453,985	(4,925,020)
	$ -0-	$ -0-	$ -0-

Note 4 - Related Party Transactions

On July 1, 2002, the Company and the parent entered into a one-year renewable Services Agreement whereby the Parent agreed to provide certain services to the Company and to pay all overhead expenses, excluding license and other fees paid to a government agency and any contractual obligations of the Company. This agreement was amended and restated on December 1, 2003. As base compensation for the services provided by the Parent, the Company will pay the Parent a service fee equal to 85% of the Company's monthly adjusted net operating income as defined. In addition to the base compensation the Parent may invoice the Company

Note 4 - Related Party Transactions, continued

for other overhead expenses that are properly allocable to the Company. During the year ended December 31, 2003, total service fees paid or accrued to the Parent were $1,933,611. At December 31, 2003 the Parent was owed $511,626.

Note 5 - Liquidity Matters

The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, historically the Company has consistently incurred significant operating losses, and has net assets of $185,955 at December 31, 2003. Also, as discussed in note 4, the Company is contractually obligated for various overhead and administrative charges and as discussed in note 6, the Company was not in net capital compliance at December 31, 2003.

The ability of the Company to continue as a going concern is dependent upon its succeeding in its operations. To improve its operations and liquidity, the Company and the Parent have implemented various measures including cost reduction programs and sublease of office space. Although the effect of these measures is not assured, management believes these measures and future revenue will be sufficient to meet operating requirements.

Note 6 - Subsequent Event

On December 29, 2003 the Company recorded a receivable of $699,000 for an advisory fee they had earned which had related accrued expenses payable in the amount of $616,476. Under the net capital rules and interpretations of the SEC and NASD, the $699,000 receivable was a non allowable asset and the expenses were a reduction of net capital. This transaction created the net capital deficit referred to in Note 2. On January 12, 2004 the $699,000 was collected and the Company was then in compliance with the net capital requirements.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2003

Schedule I

HOAK BREEDLOVE WESNESKI & CO.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 185,955
Deductions and/or charges		
Receivables	$ 722,600	
Other assets	21,012	
Other deductions/charges		
excess deductible – blanket bond	5,000	(748,612)
Net capital before haircuts on securities positions		(562,657)
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(1,505)
Net capital (deficit)		$ (564,162)

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 633,576
Total aggregate indebtedness	$ 633,576

Schedule I (continued)

HOAK BREEDLOVE WESNESKI & CO.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 42,260
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 42,260
Net capital in excess of required minimum	$ N/A
Excess net capital at 1000%	$ N/A
Ratio: Aggregate indebtedness to net capital	N/A

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of the net capital deficit under Rule 15c3-1 from the Company's computation.

Schedule II

HOAK BREEDLOVE WESNESKI & CO.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is engaged primarily in the business of providing services, including consulting and investment banking.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2003

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Hoak Breedlove Wesneski & Co.

In planning and performing our audit of the financial statements and supplemental information of Hoak Breedlove Wesneski & Co., (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
January 21, 2004